Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

September 18, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure regarding transfer of shares by Promoters to their private family trust

Please note that the Company has received intimation from the Promoters of the Company, that they have settled 17,17,26,540 equity shares of Rs.1/- each aggregating to 20.58% (Pre- Split 3,43,45,308 equity shares of Rs.5/- ) of equity shares through off market transfer on September 17, 2025 in the following manner:

i.	Transfer of 7,56,30,620 equity shares of Rs.1/- each (9.06%) (Pre-Split 1,51,26,124 equity shares of Rs.5/- ) by Mr. Satish Reddy Kallam, Promoter of the Company to VSD Family Trust.

ii.	Transfer of 9,60,95,920 equity shares of Rs.1/-each (11.51%) (Pre-Split 1,92,19,184 equity shares of Rs.5/- ) by Mr. G V Prasad, Promoter of the Company to GVP Family Trust.

The shares have been acquired by the said Trusts from the Promoters pursuant to exemption provided by SEBI Order dated December 31, 2024 bearing reference number WTM/ASB/CFD/16/2024-25. The said order has been issued under Section 11(1) and 11(2)(h) of the Securities and Exchange Board of India Act, 1992 read with Regulation 11(5) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

Please also note that as a result of aforesaid transfer, there is no change in management and control of the Company. Only individual Promoters or their immediate relatives or lineal descendants are Trustees and Beneficiaries of the Acquirer Trusts.

In this connection, copy of necessary disclosure under Regulation 29(1) and 29(2) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 as received from Promoters & Promoter group along with the said SEBI order are enclosed.

The shareholding position of Promoter and Promoter Group of the Company, before and post the aforesaid transfer is depicted below for reference:

Particulars	Pre - transfer		Post – transfer
	Number of shares	% of shares*	Number of shares	% of shares*
Satish Reddy Kallam#	8,57,38,125	10.27	1,01,07,505	1.21
VSD Family Trust	Nil	Nil	75,630,620	9.06
G V Prasad	9,60,95,920	11.51	0	0.00
GVP Family Trust	Nil	Nil	9,60,95,920	11.51
Late Samrajyam Reddy Kallam	-	-	-	-
Kallam Satish Reddy HUF	2,76,18,385	3.31	2,76,18,385	3.31
Deepti Reddy Kallam	25,700	0.00	25,700	0.00
K Shravya Reddy	0	0.00	0	0.00
K Vishal Reddy	0	0.00	0	0.00
Gunupati Venkateswara Prasad HUF	1,27,17,090	1.52	1,27,17,090	1.52
Anuradha Gunupati	46,025	0.01	46,025	0.01
Sharathchandra Reddy Gunupati	13,000	0.00	13,000	0.00
Gunupati Mallika Reddy	25,695	0.00	25,695	0.00
G Vani Sanjana Reddy	25,700	0.00	25,700	0.00
VSD Holdings & Advisory LLP	0	0.00	0	0.00
APS Trust	0	0.00	0	0.00
Total	22,23,05,640	26.64	22,23,05,640	26.64

*Total share capital/ voting rights has be taken as per the latest shareholding pattern filing done by the company on the Stock Exchange under Regulation 31 of  SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

#Inclusive of shares received by way of transmission on March 18, 2025 and intimated to Stock Exchanges on March 20, 2025.

The aggregate holding of Promoter & Promoter group before and after the said transfer has remained the same.

Thanking You.

Yours Faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above.

September 18, 2025

BSE Limited (Scrip Code: 500124)

National Stock Exchange of India Limited (Scrip Code: DRREDDY)

NSE IFSC Limited

New York Stock Exchange Inc. (NYSE)

The Company Secretary,

Dr. Reddy’s Laboratories Limited

8-2-337, Road No-3, Banjara Hills,

Hyderabad-500034, Telangana, India.

Dear Sir/ Ma'am,

Sub: Disclosure under Regulation 29(1) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

Please find attached herewith the disclosure under Regulation 29(1) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, in connection with the acquisition of 17,17,26,540 equity shares of Rs.1/- each aggregating to 20.58% (Pre- Split 3,43,45,308 equity shares of Rs.5/-) of Dr. Reddy’s Laboratories Limited being the Target Company ("TC") through an off-market transfer on September 17, 2025 in the following manner:

i.	Transfer of 7,56,30,620 equity shares of Rs.1/- each (9.06%) (Pre-Split 1,51,26,124 equity shares of Rs.5/- ) by Satish Reddy Kallam to VSD Family Trust (Acquirer Trust 1).

ii.	Transfer of 9,60,95,920 equity shares of Rs.1/-each (11.51%) (Pre-Split 1,92,19,184 equity shares of Rs.5/- ) by G V Prasad to GVP Family Trust (Acquirer Trust 2).

This transfer is only a private family arrangement, for smooth succession planning of the family and to streamline the family's assets and businesses. The shares have been acquired by the said Trusts from the Promoters pursuant to exemption provided in SEBI Order dated December 31, 2024 bearing reference number WTM/ASB/CFD/16/2024-25 in the matter of "Dr. Reddy’s Laboratories Limited".

There is no change in the total Shareholding of the Promoters post such transfer of shares of the Target Company.

You are requested to take the same on records.

Thanking You.

(Satish Reddy Kallam) Trustee of VSD Family Trust (Acquirer)	(G V Prasad) Trustee of GVP Family Trust (Acquirer)

(Deepti Reddy Kallam) Trustee of VSD Family Trust (Acquirer)	(Anuradha Gunupati) Trustee of GVP Family Trust (Acquirer)

Encl: As Above

Notes:

1.

The Board of Directors of the Company at their meeting held on July 27, 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the "stock split'"), by alteration of the capital clause of the Memorandum of Association of the Company. On September 12, 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, w.e.f. record date of October 28, 2024, the authorized share capital, the paid up share capital were sub-divided into five equity shares having a face value of Rupee One each. As result, 3,43,45,308 equity shares of Rs.5/- each for which SEBI had granted exemption were also sub divided into 17,17,26,540 equity shares of Rs.1/- each

2.	On March 18, 2025, shares held by Late Samrajyam Reddy Kallam (Mother of Mr.Satish Reddy Kallam) were transmitted to Satish Reddy Kallam and same was intimated to Stock Exchanges on March 20, 2025.

Format for disclosures under Regulation 29(1) of SEBI (Substantial Acquisition of Shares and
Takeovers) Regulations, 2011

Part-A - Details of the Acquisition

Name of the Target Company (TC)	Dr. Reddy’s Laboratories Limited
Name(s) of the acquirers and Persons Acting in Concert (PAC) with the acquirer

Acquirers

1.     VSD Family Trust

2.     GVP Family Trust

Names of the PAC(s):

1.     Satish Reddy Kallam

2.     G V Prasad

3.     Late Samrajyam Reddy Kallam

4.     Deepti Reddy Kallam

5.     K Shravya Reddy

6.     K Vishal Reddy

7.     Anuradha Gunupati

8.     Sharathchandra Reddy

Gunupati

9.     Gunpati Mallika Reddy

10.  G Vani Sanjana Reddy

11.  Kallam Satish Reddy HUF

12.  Gunupati Venkateswara Prasad HUF

13.  APS Trust

14.  VSD Holdings & Advisory LLP

Whether the acquirer belongs to Promoter / Promoter group

Yes.

Pursuant to SEBI Order dated December 31, 2024 bearing reference number WTM/ASB/CFD/16/2024-25 in the matter of "Dr. Reddy’s Laboratories Limited", the disclosure is made upon transfer of shares by Individual Promoters of the Target Company, namely Satish Reddy Kallam and G V Prasad respectively, to the following, being the Acquirer(s)/ transferee(s) in each case:

1.     VSD Family Trust

2.     GVP Family Trust

Name(s) of the Stock Exchange(s) where the shares of TC are Listed	The equity shares of the Company are listed on the BSE Ltd and NSE Ltd and ADRs underlying equity shares are listed on NSE(IFSC) and NYSE.
Details of the acquisition as follows	Number	% w.r.t. total share/voting capital wherever applicable(*)	% w.r.t. total diluted share/voting capital of the TC (**)

Before the acquisition under consideration, holding of acquirer along with PACs of:
a. Shares carrying voting rights
Acquirers
(i) VSD Family Trust	0	0.00	0.00
(ii) GVP Family Trust	0	0.00	0.00

Persons Acting in Concert
(i) Gunupati Venkateswara Prasad HUF	1,27,17,090	1.52	1.51
(ii) Anuradha Gunupati	46,025	0.01	0.01
(iii) Late Samrajyam Reddy Kallam [1]	-	-	-
(iv) Kallam Satish Reddy HUF	2,76,18,385	3.31	3.29
(v) Sharathchandra Reddy Gunupati	13,000	0.00	0.00
(vi) Deepti Reddy Kallam	25,700	0.00	0.00
(vii) G Vani Sanjana Reddy	25,700	0.00	0.00
(viii) Gunupati Mallika Reddy	25,695	0.00	0.00
(ix) K Shravya Reddy	0	0.00	0.00
(x) K Vishal Reddy	0	0.00	0.00
(xi) VSD Holdings & Advisory LLP	0	0.00	0.00
(xii) APS Trust	0	0.00	0.00
(xiii) Satish Reddy Kallam[2]	8,57,38,125	10.27	10.20
(xiv) G V Prasad	9,60,95,920	11.51	11.43
b. Shares in the nature of encumbrance (pledge/ lien/ non disposal undertaking/ others)	-	-	-
c. Voting rights (VR) otherwise than by shares	-	-	-
d. Warrants/convertible securities/any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category)	-	-	-
e. Total (a+b+c+d)	22,23,05,640	26.64	26.45
Details of acquisition
a. Shares carrying voting rights acquired
1. VSD Family Trust	7,56,30,620	9.06	9.00
2. GVP Family Trust	9,60,95,920	11.51	11.43
b. VRs acquired otherwise than by equity shares	-	-	-
c. Warrants/convertible securities/any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category) acquired	-	-	-

[1]	On March 18, 2025, shares held by Late Samrajyam Reddy Kallam (Mother of Satish Reddy Kallam) were transmitted to Satish Reddy Kallam and same was intimated to Stock Exchanges on March 20, 2025.

[2]	Inclusive of shares received by way of transmission on March 18, 2025 and intimated to Stock Exchanges on March 20, 2025.

d. Shares in the nature of encumbrance (pledge/ lien/ non-disposal undertaking/ others)	-	-	-
e. Total (a+b+c+/-d)	17,17,26,540	20.57	20.43
After the acquisition, holding of acquirer along with PACs of:
a. Shares carrying voting rights:
Acquirers
(i) VSD Family Trust	7,56,30,620	9.06	9.00
(ii) GVP Family Trust	9,60,95,920	11.51	11.43

Persons Acting in Concert
(i) Gunupati Venkateswara Prasad HUF	1,27,17,090	1.52	1.51
(ii) Anuradha Gunupati	46,025	0.01	0.01
(iii) Late Samrajyam Reddy Kallam[1]	-	-	-
(iv) Kallam Satish Reddy HUF	2,76,18,385	3.31	3.29
(v) Sharathchandra Reddy Gunupati	13,000	0.00	0.00
(vi) Deepti Reddy Kallam	25,700	0.00	0.00
(vii) G Vani Sanjana Reddy	25,700	0.00	0.00
(viii) Gunupati Mallika Reddy	25,695	0.00	0.00
(ix) K Shravya Reddy	0	0.00	0.00
(x) K Vishal Reddy	0	0.00	0.00
(xi) VSD Holdings & Advisory LLP	0	0.00	0.00
(xii) APS Trust	0	0.00	0.00
(xiii) Satish Reddy Kallam[2]	1,01,07,505	1.21	1.20
(xiv) G V Prasad	-	-	-

b. VRs otherwise than by equity shares	-	-	-
c. Warrants/convertible securities /any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category) after acquisition	-	-	-
d. Shares in the nature of encumbrance (pledge/ lien/ non-disposal undertaking/ others)	-	-	-
e. Total (a+b+c+d)	22,23,05,640	26.64	26.45
Mode of acquisition (~~e.g. open market / public issue / rights issue / preferential allotment~~ / inter-se transfer / ~~encumbrance, etc~~.)

Acquired Equity Shares pursuant to SEBI Order dated December 31, 2024 bearing reference number bearing reference number WTM/ASB/CFD/16/2024-25 in the matter of "Dr. Reddy’s Laboratories Limited" in the following manner:

       1.     Transfer of 7,56,30,620 (9.06%) equity shares by Satish Reddy Kallam to VSD Family Trust.

2. Transfer of 9,60,95,920 (11.51%) equity shares by G V Prasad to GVP Family Trust.
Salient features of the securities acquired including time till redemption, ratio at which it can be converted into equity shares, etc.	Equity Shares carrying voting rights
Date of acquisition of ~~/ date of receipt of intimation of allotment of shares / VR/ warrants/convertible securities/any other instrument that entitles the acquirer to receive~~ shares in the TC.	September 17, 2025
Equity share capital / total voting capital of the TC before the said acquisition*	83,45,81,775 shares of Rs. 1/- each aggregating INR 83,45,81,775/-
Equity share capital/ total voting capital of the TC after the said acquisition*	83,45,81,775 shares of Rs. 1/- each aggregating INR 83,45,81,775/-
Total diluted share/voting capital of the TC after the said acquisition*	84,05,21,370 shares of Rs. 1/- each aggregating INR 84,05,21,370/-

* Total share capital/ voting capital has be taken as per the latest shareholding pattern filing done by the company on the Stock Exchange under Regulation 31 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Part-B***

Name of the Target Company:	Dr. Reddy’s Laboratories Limited

Signature of the Acquirer / Authorised Signatory

(Satish Reddy Kallam) Trustee of VSD Family Trust (Acquirer)	(G V Prasad) Trustee of GVP Family Trust (Acquirer)

(Deepti Reddy Kallam) Trustee of VSD Family Trust (Acquirer)	(Anuradha Gunupati) Trustee of GVP Family Trust (Acquirer)

Place: Hyderabad

Date: September 18, 2025

Note:

(*)

Total share capital/ voting capital to be taken as per the latest filing done by the company to the Stock Exchange under Regulation 31 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(**)	Diluted share/voting capital means the total number of shares in the TC assuming full conversion of the outstanding convertible securities/warrants into equity shares of the TC.

(***)	Part-B shall be disclosed to the Stock Exchanges but shall not be disseminated.

September 18, 2025

BSE Limited (Scrip Code: 500124)

National Stock Exchange of India Limited (Scrip Code: DRREDDY)

NSE IFSC Limited

New York Stock Exchange Inc. (NYSE)

The Company Secretary,

Dr. Reddy’s Laboratories Limited

8-2-337, Road No-3, Banjara Hills,

Hyderabad-500034, Telangana, India.

Dear Sir/ Ma'am,

Sub: Disclosure under Regulation 29(2) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

Please find attached herewith the disclosure under Regulation 29(2) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, in connection with the transfer of 17,17,26,540 equity shares of Rs.1/- each aggregating to 20.58% (Pre- Split 3,43,45,308 equity shares of Rs.5/-) of Dr. Reddy’s Laboratories Limited being the Target Company ("TC") through an off-market transfer on September 17, 2025 in the following manner:

1.	Transfer of 7,56,30,620 equity shares of Rs.1/- each (9.06%) (Pre-Split 1,51,26,124 equity shares of Rs.5/- ) by Satish Reddy Kallam to VSD Family Trust (Acquirer Trust 1).

2.	Transfer of 9,60,95,920 equity shares of Rs.1/-each (11.51%) (Pre-Split 1,92,19,184 equity shares of Rs.5/- ) by G V Prasad to GVP Family Trust (Acquirer Trust 2).

This transfer is only a private family arrangement, for smooth succession planning of the family and to streamline the family's assets and businesses. The shares have been acquired by the said Trusts from the Promoters, pursuant to exemption provided in SEBI Order dated December 31, 2024 bearing reference number WTM/ASB/CFD/16/2024-25 in the matter of "Dr. Reddy’s Laboratories Limited".

There is no change in the total Shareholding of the Promoters post such transfer of shares of Target Company.

You are requested to take the same on records.

Thanking You.

(Satish Reddy Kallam)	(G V Prasad)
Promoter of Dr. Reddy’s Laboratories Limited (Transferor)	Promoter of Dr. Limited Reddy’s Laboratories (Transferor)

Encl: As Above

Notes:

1.

The Board of Directors of the Company at their meeting held on July 27, 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the "stock split'"), by alteration of the capital clause of the Memorandum of Association of the Company. On September 12, 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, w.e.f. record date of October 28, 2024, the authorized share capital, the paid up share capital were sub-divided into five equity shares having a face value of Rupee One each. As result, 3,43,45,308 equity shares of Rs.5/- each for which SEBI had granted exemption were also sub divided into 17,17,26,540 equity shares of Rs.1/- each.

2.	On March 18, 2025, shares held by Late Samrajyam Reddy Kallam (Mother of Mr. Satish Reddy Kallam) were transmitted to Satish Reddy Kallam and same was intimated to Stock Exchanges on March 20, 2025

Format for disclosures under Regulation 29(2) of SEBI (Substantial Acquisition of Shares and
Takeovers) Regulations, 2011

Name of the Target Company (TC)	Dr. Reddy’s Laboratories Limited
Name(s) of the acquirers and Persons Acting in Concert (PAC) with the acquirer	Acquirers 1. VSD Family Trust 2. GVP Family Trust

Names of the PAC(s):

Promoters:

1.     Satish Reddy Kallam

2.     G V Prasad

3.     Late Samrajyam Reddy Kallam

4.     Kallam Deepti Reddy

5.     K Shravya Reddy

6.     K Vishal Reddy

7.     Anuradha Gunupati

8.     Sharathchandra Reddy Gunupati

9.     Gunupati Mallika Reddy

10.   G Vani Sanjana Reddy

11.   Kallam Satish Reddy HUF

12.   Gunupati Venkateswara Prasad HUF

13.   APS Trust

14.   VSD Holdings & Advisory LLP

Whether the acquirer belongs to Promoter / Promoter group	Yes.

Pursuant to SEBI Order dated December 31, 2024 bearing reference number WTM/ASB/CFD/16/2024-25 in the matter of "Dr. Reddy’s Laboratories Limited", the disclosure is made upon transfer of shares by Individual Promoters of the Target Company, namely Satish Reddy Kallam and G V Prasad respectively to the following, being the Acquirer(s)/ transferee(s) in each case:

1. VSD Family Trust 2. GVP Family Trust

Name(s) of the Stock Exchange(s) where the shares of TC are Listed	The equity shares of the Company are listed on the BSE Ltd and NSE Ltd and ADRs underlying equity shares are listed on NSE(IFSC) and NYSE.
Details of the acquisition as follows	Number	% w.r.t. total share/voting capital wherever applicable(*)	% w.r.t. total diluted share/voting capital of the TC (**)

Before the acquisition under consideration, holding of acquirer along with PACs of:

a. Shares carrying voting rights
Acquirers
(i) VSD Family Trust	0	0.00	0.00
(ii) GVP Family Trust	0	0.00	0.00

Persons Acting in Concert
(i) Gunupati Venkateswara Prasad HUF	1,27,17,090	1.52	1.51
(ii) Anuradha Gunupati	46,025	0.01	0.01
(iii) Late Samrajyam Reddy Kallam[1]	-	-	-
(iv) Kallam Satish Reddy HUF	2,76,18,385	3.31	3.29
(v) Sharathchandra Reddy Gunupati	13,000	0.00	0.00
(vi) Deepti Reddy Kallam	25,700	0.00	0.00
(vii) G Vani Sanjana Reddy	25,700	0.00	0.00
(viii) Gunupati Mallika Reddy	25,695	0.00	0.00
(ix) K Shravya Reddy	0	0.00	0.00
(x) K Vishal Reddy	0	0.00	0.00
(xi) VSD Holdings & Advisory LLP	0	0.00	0.00
(xii) APS Trust	0	0.00	0.00
(xiii) Satish Reddy Kallam[2]	8,57,38,125	10.27	10.20
(xiv) G V Prasad	9,60,95,920	11.51	11.43
b. Shares in the nature of encumbrance (pledge/ lien/ non disposal undertaking/ others)	-	-	-
c. Voting rights (VR) otherwise than by shares	-	-	-
d. Warrants/convertible securities/any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category)	-	-	-
e. Total (a+b+c+d)	22,23,05,640	26.64	26.45
Details of acquisition
a. Shares carrying voting rights acquired
1. VSD Family Trust	7,56,30,620	9.06	9.00
2. GVP Family Trust	9,60,95,920	11.51	11.43
b. VRs acquired otherwise than by equity shares	-	-	-
c. Warrants/convertible securities/any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category) acquired	-	-	-
d. Shares in the nature of encumbrance (pledge/ lien/ non-disposal undertaking/ others)	-	-	-

e. Total (a+b+c+/-d)	17,17,26,540	20.57	20.43
After the acquisition, holding of acquirer along with PACs of:
a. Shares carrying voting rights:
Acquirers
(i) VSD Family Trust	7,56,30,620	9.06	9.00
(ii) GVP Family Trust	9,60,95,920	11.51	11.43

Persons Acting in Concert
(i) Gunupati Venkateswara Prasad HUF	1,27,17,090	1.52	1.51
(ii) Anuradha Gunupati	46,025	0.01	0.01
(iii) Late Samrajyam Reddy Kallam[1]	-	-	-
(iv) Kallam Satish Reddy HUF	2,76,18,385	3.31	3.29
(v) Sharathchandra Reddy Gunupati	13,000	0.00	0.00
(vi) Deepti Reddy Kallam	25,700	0.00	0.00
(vii) G Vani Sanjana Reddy	25,700	0.00	0.00
(viii) Gunupati Mallika Reddy	25,695	0.00	0.00
(ix) K Shravya Reddy	0	0.00	0.00
(x) K Vishal Reddy	0	0.00	0.00
(xi) VSD Holdings & Advisory LLP	0	0.00	0.00
(xii) APS Trust	0	0.00	0.00
(xiii) Satish Reddy Kallam[2]	1,01,07,505	1.21	1.20
(xiv) G V Prasad	-	-	-

b. VRs otherwise than by equity shares
c. Warrants/convertible securities /any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category) after acquisition
d. Shares in the nature of encumbrance (pledge/ lien/ non-disposal undertaking/ others)
e. Total (a+b+c+d)	22,23,05,640	26.64	26.45
Mode of acquisition (~~e.g. open market / public issue / rights issue / preferential allotment~~ / inter-se transfer / ~~encumbrance, etc~~.)

Transfer of equity Shares pursuant to SEBI Order dated December 31, 2024 bearing reference number bearing reference number WTM/ASB/CFD/16/2024-25 in the matter of "Dr. Reddy’s Laboratories Limited" in the following manner:

	1. Transfer of 7,56,30,620 equity shares of Rs.1/- each (9.06%) (Pre-Split 1,51,26,124 equity shares of Rs.5/- ) by Mr. Satish Reddy Kallam to VSD Family Trust

	2. Transfer of 9,60,95,920 equity shares of Rs.1/-each (11.51%) (Pre-Split

1,92,19,184 equity shares of Rs.5/- ) by Mr. G V Prasad to the GVP Family Trust
Salient features of the securities acquired including time till redemption, ratio at which it can be converted into equity shares, etc.	Equity Shares carrying voting rights
Date of acquisition of ~~/ date of receipt of intimation of allotment of shares / VR/ warrants/convertible securities/any other instrument that entitles the acquirer to receive~~ shares in the TC.	September 17, 2025
Equity share capital / total voting capital of the TC before the said acquisition*	83,45,81,775 shares of Rs. 1/- each aggregating INR 83,45,81,775/-
Equity share capital/ total voting capital of the TC after the said acquisition*	83,45,81,775 shares of Rs. 1/- each aggregating INR 83,45,81,775/-
Total diluted share/voting capital of the TC after the said acquisition*	84,05,21,370 shares of Rs. 1/- each aggregating INR 84,05,21,370/-

* Total share capital/ voting capital has be taken as per the latest shareholding pattern filing done by the company on the Stock Exchange under Regulation 31 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

[1]	On March 18, 2025, shares held by Late Samrajyam Reddy Kallam (Mother of Mr. Satish Reddy Kallam) were transmitted to Satish Reddy Kallam and same is intimated to Stock Exchanges on March 20, 2025.

[2]	Inclusive of shares received by way of transmission on March 18, 2025 and intimated to Stock Exchanges on March 20, 2025.

(Satish Reddy Kallam) Promoter of Dr. Reddy’s Laboratories Limited (Transferor)	(G V Prasad) Promoter of Dr. Reddy’s Laboratories Limited (Transferor)

Place: Hyderabad

Date: September 18, 2025

WTM/ASB/CFD/16/2024-25

# SECURITIES AND EXCHANGE BOARD OF INDIA

## ORDER

**In the matter of Proposed Acquisition of Shares and Voting Rights in –**

| TARGET COMPANY | PROPOSED ACQUIRERS | |
|---|---|---|
| Dr. Reddy's Laboratories Limited | 1. | VSD Family Trust |
| | 2. | GVP Family Trust |

**Background –**

1. Dr. Reddy's Laboratories Limited (hereinafter referred to as the "**Target Company**") is a company incorporated under the Companies Act, 1956 on February 24, 1984, having its registered office at 8-2-337, Road No-3, Banjara Hills, Hyderabad-500034. The equity shares of the Target Company are listed on the BSE Ltd. ("**BSE**") and National Stock Exchange of India Ltd. ("**NSE**").

2. An Application dated August 30 , 2024 along with emails dated October 17, 2024, October 22, 2024, October 23, 2024, October 24, 2024, November 22, 2024, November 29 and December 31, 2024 (together referred to as "**Application**") was received by SEBI seeking exemption from the applicability of regulation 3(1) read with regulation 4 of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 ("**Takeover Regulations, 2011**") in the matter of proposed direct acquisition of shares and voting rights in the Target Company by VSD Family Trust (**Acquirer Trust 1**) and GVP Family Trust (**Acquirer Trust 2**), (hereinafter collectively referred to as "**Acquirer Trusts**" or "**Proposed Acquirers**" or "**Applicant Trusts**").

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* Page 1 of 11

**Details of the proposed acquisitions:**

3. The Acquirer Trusts vide the Application have submitted the following:

(a) The issued, subscribed and paid up equity share capital of the Target Company is Rs. 83,43,84,730 divided into 16,68,76,946 equity shares having face value of Rs.5/- each. The shareholding pattern of the Target Company, as on September 30, 2024, as appearing on BSE Website, is as under:

| Shareholding in the Target Company | | | |
|---|---|---|---|
| Sr. No | Name | No. of Shares | % shareholding |
| A. | Promoter/Promoter Group | | |
| 1. | Samrajyam Reddy Kallam | 11,20,499 | 0.67 |
| 2. | Satish Reddy Kallam | 1,60,27,126 | 9.60 |
| 3. | K Satish Reddy (HUF) | 55,23,677 | 3.31 |
| 4. | K Deepti Reddy | 5,140 | 0.00 |
| 5. | K Shravya Reddy | 0 | 0.00 |
| 6. | K Vishal Reddy | 0 | 0.00 |
| 7. | Gunupati Venkateswara Prasad (HUF) | 25,43,418 | 1.52 |
| 8. | Anuradha Gunupati | 9,205 | 0.01 |
| 9. | Gunupati Venkateswara Prasad | 1,92,19,184 | 11.52 |
| 10. | Sharathchandra Reddy Gunupati | 2,600 | 0.00 |
| 11. | G Mallika Reddy | 5,139 | 0.00 |
| 12. | G.Vani Sanjana Reddy | 5,140 | 0.00 |
| 13. | VSD Holdings & Advisory LLP | 0 | 0.00 |
| 14. | APS Trust | 0 | 0.00 |
| Total Promoter Shareholding | | 4,44,61,128 | 26.64 |
| B. | Public shareholding | 12,21,48,104 | 73.20 |
| C. | Non Promoter-Non Public (shares held by Employee Trust) | 2,67,714 | 0.16 |
| Total Shareholding | | 16,68,76,946 | 100 |

(b) The Promoter and Promoter Group of the Target Company, which includes Shri Satish Reddy Kallam and Shri Gunapati Venkateswara Prasad, collectively holds 4,44,61,128 equity shares in the Target Company

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* Page 2 of 11 amounting to 26.64 % of the total paid-up equity capital and voting rights of the Target Company.

(c) VSD Family Trust, registered vide trust deed dated July 15, 2023 read with amendment deed dated November 21, 2023 and supplementary trust deed dated August 23, 2024, is a revocable private trust. GVP Family Trust, registered vide trust deed dated July 19, 2023 read with amendment deed dated November 15, 2023 and supplementary trust deed dated August 23, 2024 is an irrevocable discretionary private trust. The Acquirer Trusts are settled under the provisions of the Indian Trusts Act, 1882. The details of the Settlors, Trustees and beneficiaries of the aforementioned Acquirer Trusts are tabulated below:

| VSD Family Trust (Acquirer Trust 1) | | |
|---|---|---|
| **Status** | **Name** | **Relationship** |
| **Settlor** | Mr. Satish Reddy Kallam | Self |
| | Mrs. Deepti Reddy Kallam | Wife |
| **Trustee(s)** | Mr. Satish Reddy Kallam | Self |
| | Mrs. Deepti Reddy Kallam | Wife |
| **Beneficiaries** | Mr. Satish Reddy Kallam | Self |
| | Mrs. Deepti Reddy Kallam | Wife |
| | Ms. K. Shravya Reddy and her lineal descendants | Daughter and her lineal descendants |
| | Mr. K. Vishal Reddy and his lineal descendants | Son and his lineal descendants |

| GVP Family Trust (Acquirer Trust 2) | | |
|---|---|---|
| **Status** | **Name** | **Relationship** |
| **Settlor** | Mr. Gunupati Venkateswara Prasad | Self |
| **Trustee(s)** | Mr. Gunupati Venkateswara Prasad | Self |
| | Mrs. G. Anuradha | Wife |
| **Beneficiaries** | Mrs. G. Anuradha | Wife |
| | Ms. G. Vani Sanjana and her lineal descendants | Daughter and her lineal descendants |
| | Ms. G. Mallika and her lineal descendants | Daughter and her lineal descendants |
| | Mr. G. Sharathchandra and his lineal descendants | Son and his lineal descendants |

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* *Page 3 of 11*

(d) The Acquirer Trusts propose to acquire direct interest in the Target Company from the promoters of the Target Company. Pursuant to the proposed acquisition of shares and voting rights, the Acquirer Trusts shall directly have control over the Target Company.

(e) The direct acquisition of equity shares and voting rights in the Target Company by the Acquirer Trusts is proposed to take place in the following manner:

(i) Satish Reddy Kallam (who is part of the Promoter and Promoter Group of the Target Company) proposes to transfer 1,51,26,124 equity shares of the Target Company held by him to VSD Family Trust.

(ii) Mr. Gunupati Venkateswara Prasad (who is part of the Promoter and Promoter Group of the Target Company) proposes to transfer 1,92,19,184 equity shares of the Target company held by him to GVP Family Trust.

(f) The abovementioned proposed direct transfers of equity shares from the promoter entities to the Acquirer Trusts are tabulated below:

| SR. NO. | TRANSFEROR | ACQUIRER | NUMBER OF SHARES | PERCENTAGE |
|---|---|---|---|---|
| 1. | Mr. Satish Reddy Kallam | VSD Family Trust | 1,51,26,124 | 9.07 |
| 2. | Mr. Gunupati Venkateswara Prasad | GVP Family Trust | 1,92,19,184 | 11.52 |
| TOTAL | | | 3,43,45,308 | 20.59% |

(g) Pursuant to the proposed direct acquisitions of shares and voting rights by Acquirer Trusts, the Acquirer Trusts along with other Promoters and members of the Promoter Group shall directly acquire control over the Target Company.

Exemption Order in the matter of Dr. Reddy's Laboratories Limited Page 4 of 11

(h) There would be no alteration in total equity share capital of the Target Company as a result of the proposed acquisitions. The shareholding pattern of the Target Company before and after the proposed acquisitions will be as under:

| Particulars | Shareholding before the proposed acquisition | | Proposed transaction | | Shareholding after the proposed acquisition | |
|---|---|---|---|---|---|---|
| | Number of shares | % of shares | Number of shares | % of shares | Number of shares | % of shares |
| Promoters & Promoter Group (other than Acquirers) | | | | | | |
| Samrajyam Reddy Kallam | 11,20,499 | 0.67 | - | - | 11,20,499 | 0.67 |
| Satish Reddy Kallam | 1,60,27,126 | 9.60 | (1,51,26,124) | (9.07) | 9,01,002 | 0.54 |
| K Satish Reddy (HUF) | 55,23,677 | 3.31 | - | - | 55,23,677 | 3.31 |
| K Deepti Reddy | 5,140 | 0.00 | - | - | 5,140 | 0.00 |
| K Shravya Reddy | 0 | 0.00 | - | - | 0 | 0.00 |
| K Vishal Reddy | 0 | 0.00 | - | - | 0 | 0.00 |
| Gunupati Venkateswara Prasad (HUF) | 25,43,418 | 1.52 | - | - | 25,43,418 | 1.52 |
| Anuradha Gunupati | 9,205 | 0.01 | - | - | 9,205 | 0.01 |
| Gunupati Venkateswara Prasad | 1,92,19,184 | 11.52 | (1,92,19,184) | (11.52) | 0 | 0.00 |
| Sharathchandra Reddy Gunupati | 2,600 | 0.00 | - | - | 2,600 | 0.00 |
| G Mallika Reddy | 5,139 | 0.00 | - | - | 5,139 | 0.00 |
| G.V. Sanjana Reddy | 5,140 | 0.00 | - | - | 5,140 | 0.00 |
| VSD Holdings & Advisory LLP | 0 | 0.00 | - | - | 0 | 0.00 |
| **Total (A)** | **44,461,128** | **26.64** | | | **10,115,820** | **6.06** |
| Promoters & Promoter Group - Acquirers and PAC | | | | | | |
| VSD Family Trust (Acquirer 1) | Nil | Nil | 1,51,26,124 | 9.07 | 1,51,26,124 | 9.07 |
| APS Trust | 0 | 0.00 | - | - | 0 | 0.00 |
| GVP Family Trust (Acquirer 2) | Nil | Nil | 1,92,19,184 | 11.52 | 1,92,19,184 | 11.52 |
| **Total (B)** | **0** | **0.00** | | | **3,43,45,308** | **20.58** |
| **Total (A+B)** | **4,44,61,128** | **26.64** | | | **4,44,61,128** | **26.64** |

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* *Page 5 of 11*

| | | | | | | |
|---|---|---|---|---|---|---|
| Public (as on September 30, 2024) | | | | | | |
| Public shareholding (C) | 12,21,46,104 | 73.20 | - | - | 12,21,48,104 | 73.20 |
| Non-promoter & Non-public (as on September 30, 2024) | | | | | | |
| Non-Promoter Non-Public (D) | 2,67,714 | 0.16 | - | - | 2,67,714 | 0.16 |
| Total A+B+C+C+D | 16,68,76,946 | 100.00 | | | 16,68,76,946 | 100.00 |

(i) The abovementioned direct acquisition of shares and voting rights by the Acquirer Trusts in the Target Company would attract the applicability of the provisions of regulation 3(1) read with regulation 4 of the Takeover Regulations, 2011. Vide the Application, the Acquirer Trusts have sought exemption from SEBI in respect of the same.

**Grounds for seeking exemption -**

4. Vide the Application, the Acquirer Trusts have, *inter-alia*, provided the following grounds for seeking exemption:

(a) Mr. Satish Reddy Kallam and Mr. Gunupati Venkateswara Prasad, keeping in view of their respective age and health, decided to institute a succession plan for their shares, out of their natural love and affection for their respective children.

(b) The proposed acquisition is only a part of the internal re-alignment of holdings of the promoters and is non-commercial. Therefore, it will not prejudice the interests of the public shareholders of the Target Company.

(c) Both Mr. Satish Reddy Kallam and Mr. Gunupati Venkateswara Prasad, who are part of the Promoter and Promoter Group of the Target Company are the managing trustees of the respective Acquirer Trusts to which they propose to transfer the abovementioned quantity of equity shares of the Target Company. They would continue to be directly in control of the Target Company, hence, there will be no change in control and management of the Target Company after the proposed acquisition by the Acquirer Trusts.

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* *Page 6 of 11*

(d) Pursuant to the proposed acquisition of the shares by the abovementioned Acquirer Trusts, there will be no change in the overall promoter shareholding nor any change in the control and management of the Target Company.

(e) The Acquirer Trusts have also provided undertakings regarding compliance with the conditions stipulated in Chapter 8 of SEBI Master Circular No. SEBI/HO/CFD/PoD-1/P/CIR/2023/31 dated February 16, 2023.

**Consideration-**

5. I have considered the Application submitted by the Acquirer Trusts and other material available on record. Before I proceed further, I deem it fit to draw reference to the provisions of regulations 3(1) and 4 of the Takeover Regulations, 2011, which state as under –

> ***"Substantial acquisition of shares or voting rights.***
>
> ***3(1):*** *No acquirer shall acquire shares or voting rights in a target company which taken together with shares or voting rights, if any, held by him and by persons acting in concert with him in such target company, entitle them to exercise twenty-five per cent or more of the voting rights in such target company unless the acquirer makes a public announcement of an open offer for acquiring shares of such target company in accordance with these regulations.*
>
> ***Acquisition of control.***
>
> ***4:*** *Irrespective of acquisition or holding of shares or voting rights in a target company, no acquirer shall acquire, directly or indirectly, control over such target company unless the acquirer makes a public announcement of an open offer for acquiring shares of such target company in accordance with these regulations."*

6. Without reiterating the facts as stated above, I note the following:

(a) The Application submitted is in respect of the proposed direct acquisition of shares and voting rights in the Target Company, i.e., **Dr. Reddy's Laboratories Limited**. The proposed acquisitions as detailed above, which are to be made by the Acquirer Trusts, will lead to direct acquisition of control

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* *Page 7 of 11*

of the Target Company and will attract the provisions of regulation 3(1) read with regulation 4 of the Takeover Regulations, 2011.

(b) The proposed acquisitions are in furtherance of an internal reorganization within the Promoter Family and are intended to streamline succession and promote welfare of Promoter Family. The proposed direct acquisitions would be non-commercial transactions which would not affect or prejudice the interests of the public shareholders of the Target Company in any manner.

(c) The trustees and the beneficial owners of the Acquirer Trusts are either individual promoters, or their immediate relatives or lineal descendants.

(d) There will be no change in control of the Target Company pursuant to the proposed acquisitions, as stipulated under the Chapter 8 of SEBI Master Circular No. SEBI/HO/CFD/PoD-1/P/CIR/2023/31 dated February 16, 2023.

(e) The pre–acquisition and post–acquisition shareholding of the Promoters and Promoter Group in the Target Company will remain the same.

(f) There will be no change in the public shareholding of the Target Company.

(g) The Target Company shall continue to be in compliance with the Minimum Public Shareholding requirements under the Securities Contracts Regulation Rules, 1957 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(h) The Acquirer Trusts have confirmed that they are in compliance with the conditions outlined in Chapter 8 of the SEBI Master Circular No. SEBI/HO/CFD/PoD-1/P/CIR/2023/31 dated February 16, 2023 which contain the following clauses:

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* Page 8 of 11

(i) The Acquirer Trusts are in substance, only a mirror image of the promoters' holdings and consequently, there is no change of ownership or control of the shares or voting rights in the Target Company.

(iii) The beneficial interest of the beneficiaries of the Acquirer Trusts has not been and will not in the future, be transferred, assigned or encumbered in any manner including by way of pledge / mortgage.

(iv) In case of dissolution of the Acquirer Trusts, the assets will be distributed only to the beneficiaries of the trust or to their legal heirs.

(v) The Trustees will not be entitled to transfer or delegate any of their powers to any person other than one or more of themselves.

(vi) Any change in the trustees / beneficiaries and any change in ownership or control of shares or voting rights held by the Acquirer Trusts shall be disclosed within 2 days to the concerned stock exchanges with a copy endorsed to SEBI for its record.

(vii) As far as the provisions of the SEBI Act, 1992 and the regulations framed thereunder are concerned, the ownership or control of shares or voting rights will be treated as vesting not only with the Trustees but also indirectly with the beneficiaries.

(viii) The liabilities and obligations of individual transferors under the SEBI Act, 1992 and the regulations framed thereunder will not change or get diluted due to transfers to the Acquirer Trusts.

(ix) The Acquirer Trusts shall confirm, on an annual basis, that they are in compliance with the exemption order passed by SEBI. The said confirmation shall be furnished to the Target Company which it shall disclose prominently as a note to the shareholding pattern filed for the quarter ending March 31 each year, under regulation 31 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(x) The Acquirer Trusts shall get their compliance status certified from an independent auditor annually and furnish the certificate to the Stock Exchanges for public disclosure with a copy endorsed to SEBI for its records.

*Exemption Order in the matter of Dr. **Reddy's Laboratories Limited*** *Page 9 of 11*

(xi) The proposed acquisitions are in accordance with the provisions of the Companies Act, 2013 and other applicable laws.

(xii) The transferors are disclosed as promoters in the shareholding pattern filed with the Stock Exchanges for a period of at least 3 years prior to the proposed acquisition.

(xiii) There is no layering in terms of trustees / beneficiaries in case of the Acquirer Trusts.

(xiv) The Trust Deeds do not contain any limitation of liability of the trustees / beneficiaries in relation to the provisions of the SEBI Act, 1992 and all regulations framed thereunder.

7 Considering the aforementioned, I am of the view that exemption as sought for in the Application (read with further submissions) may be granted to the Proposed Acquirers, subject to certain conditions as ordered herein below.

Order -

8. I, in exercise of the powers conferred upon me under section 19 read with sections 11(1) and 11(2)(h) of the SEBI Act, 1992 and regulation 11(5) of the Takeover Regulations 2011, hereby grant exemption to the Proposed Acquirers, viz., **VSD Family Trust** and **GVP Family Trust**, from complying with the requirements of regulation 3(1) read with Regulation 4 of the Takeover Regulations, 2011 with respect to the proposed direct acquisition in the Target Company, viz., **Dr. Reddy's Laboratories Limited**, by way of proposed transaction as mentioned in the Application.

9. The exemption so granted is subject to the following conditions:

(a) The proposed acquisitions shall be in accordance with the relevant provisions of the Companies Act, 2013 and other applicable laws.

(b) On completion of the proposed acquisition, the Proposed Acquirers shall file a report with SEBI within a period of 21 days from the date of such acquisition, as provided in the Takeover Regulations, 2011.

*Exemption Order in the matter of Dr. Reddy's Laboratories Limited* *Page 10 of 11*

(c) The statements / averments made or facts and figures mentioned in the Application and other submissions by the Proposed Acquirers are true and correct.

(d) The Proposed Acquirers shall ensure compliance with the statements, disclosures and undertakings made in the Application. The Proposed Acquirers shall also ensure compliance with the provisions of the SEBI Circular.

(e) The Proposed Acquirers shall also ensure that the covenants in the Trust Deeds are not contrary to the above conditions. In such case, the Trust Deeds shall be suitably modified and expeditiously reported to SEBI.

10. The exemption granted above is limited to the requirements of making open offer under the Takeover Regulations, 2011 and shall not be construed as exemption from the disclosure requirements under Chapter V of the aforesaid Regulations; compliance with the SEBI (Prohibition of Insider Trading) Regulations, 2015, Listing Agreement / SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 or any other applicable Acts, Rules and Regulations.

11. The exemption granted above from making an open offer in respect of the Proposed Acquisitions shall remain valid for a period of one (1) year from the date of this Order and the Applicants shall complete the implementation of the Proposed Acquisitions within such period, failing which the granted exemption shall lapse and cease to exist.

12. The Application dated August 30, 2024 read **with** other submissions, filed by **VSD Family Trust** and **GVP Family Trust** is accordingly disposed of.

PLACE: MUMBAI

DATE: DECEMBER 31, 2024

ASHWANI BHATIA

WHOLE TIME MEMBER

SECURITIES AND EXCHANGE BOARD OF INDIA

सही प्रति के रूप में प्रमाणित Kiran
CERTIFIED TO BE TRUE COPY

प्रमाणित किए जाने की तारीख:
DATE OF CERTIFICATION: 31-12-2024
प्रमाणित किए गए पृष्ठों की कुल संख्या:
TOTAL NUMBER OF PAGES CERTIFIED: 11

Exemption Order in the matter of Dr. Reddy's Laboratories Limited Page 11 of 11